

August 5, 2015

<u>Via Email</u>
Andrew Gilchrist
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

Re: **Reynolds American Inc.**
Form 10-K for the year ended December 31, 2014
Forms 8-K filed February 10, 2015, April 17, 2015 and July 28, 2015
File No. 001-32258

Dear Mr. Gilchrist:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>2014 Compared with 2013</u>

<u>Operating Income, page 51</u>

1. We note your disclosure that RJR Tobacco's operating income for the year ended December 31, 2014 was significantly impacted by an unfavorable mark to market adjustment related to your defined benefit pension plans. Please expand your disclosure to more fully discuss the events which resulted in this adjustment, as well as your expectations with regard to any trends or possible impact on future periods. Reference is made to FR-72 and Item 303 of Regulation S-K.

Note 15 – Retirement Benefits, page 171

2. We note you account for the difference between the expected return on plan assets and the actual return on plan assets using the corridor method, such that actuarial gains and losses are recognized in operating results only to the extent that they exceed 10% of the greater of the fair value of plan assets or benefit obligations. We further note that your 2014 operating income was affected by the significant impact of an unfavorable mark to market adjustment of $452 million, which was reclassified out of accumulated other comprehensive income. Please explain to us the significant facts and circumstances, including any changes in actuarial assumptions, which resulted in this mark to market adjustment. In this regard, your disclosure should comply with the guidance in ASC 715-20-50-1(d).

Forms 8-K filed February 10, 2015, April 17, 2015 and July 28, 2015

3. We note from the press release included in exhibit 99.1 that Adjusted EPS is the first measure presented in the exhibit, which precedes GAAP EPS. As required by instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, please revise to present GAAP EPS with equal or greater prominence to the non-GAAP measure adjusted EPS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Andrew Gilchrist
Reynolds American Inc.
August 5, 2015
Page 3

        You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

                                        Sincerely,

                                        /s/ Melissa Raminpour

                                        Melissa Raminpour
                                        Accounting Branch Chief
                                        Office of Transportation and Leisure